Exhibit 3.5

Certificate of Formation

of

Intcomex Holdings SPC-I, LLC

1. The name of the limited liability company is Intcomex Holdings SPC-I, LLC.

2. The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent for service of process at such address is The Corporation Service Company, with an address at 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Intcomex Holdings SPC-I, LLC on this 15th day of April, 2005.

/s/ David P. Bardeen
David P. Bardeen
Authorized Person

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